EXHIBIT 12

Caterpillar Financial Services Corporation
 COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Unaudited)
(Dollars in Millions)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2016	2015	2016	2015

Profit of consolidated companies	$98	$109	$303	$348

Add:
Provision for income taxes	48	44	136	142

Profit before income taxes	$146	$153	$439	$490

Fixed charges:
Interest expense	$151	$144	$458	$445
Rentals at computed interest*	1	1	4	4

Total fixed charges	$152	$145	$462	$449

Profit before income taxes plus fixed charges	$298	$298	$901	$939

Ratio of profit before income taxes plus fixed charges to fixed charges	1.96	2.06	1.95	2.09

*Those portions of rent expense that are representative of interest cost.